Exhibit 99.(d)(iv)

Addendum to Management Agreement between
Lord Abbett Global Fund, Inc.
and
Lord, Abbett & Co. LLC
Dated: July 1, 2008 (the “Agreement”)

Lord, Abbett & Co. LLC (“Lord Abbett”) and Lord Abbett Global Fund, Inc., on behalf of its Lord Abbett Global Allocation Fund (formerly, Equity Series) (the “Fund”), do hereby agree that the annual management fee rate for the Fund with respect to paragraph 2 of the Agreement shall be 0.25 of 1% of the Fund’s average daily net assets.

For purposes of Section 15 (a) of the Act, this Addendum and the Agreement shall together constitute the investment advisory contract of the Fund.

LORD, ABBETT & CO. LLC

BY:	/s/Lawrence H. Kaplan
Lawrence H. Kaplan
Member and General Counsel

LORD ABBETT GLOBAL FUND, INC.

BY:	/s/Thomas R. Phillips
Thomas R. Phillips
Vice President & Assistant
Secretary